Anthony J. Zeoli Partner
Freeborn & Peters LLP Attorneys at Law 311 South Wacker Drive Suite 3000 Chicago, IL 60606 (312) 360-6798 direct (312) 360-6520 fax azeoli@freeborn.com www.freeborn.com

March 24, 2020

Securities and Exchange Commission

Division of Corporation Finance

Office of Financial Services

100 F Street, NE

Washington, D.C. 20549-2977

Attention: Erin E. Martin and Eric Envall

Re:	CERES Coin LLC (CIK No. 0001734118)

Draft Offering Statement on Form 1-A

Response to Inquiry Letter dated March 9, 2020

We are in receipt of your inquiry letter with respect to the above identified applicant dated March 20, 2020. With respect to your questions provided therein, as reproduced for ease of reference, please see our respective responses on Exhibit A.

Should you have any questions regarding this letter or the attachment please do not hesitate to contact me. Alternatively, if your office has no further questions or comments please let me know and we can publicly file our final offering documents on EDGAR.

Regards,

Anthony Zeoli

Anthony J. Zeoli

(312) 360-6798

azeoli@freeborn.com

AJZ

EXHIBIT A

INQUIRY RESPONSES

Equity Rights/Voting Rights/Information Rights, page 119

1.	We note your response to comment 3, as well as your proposed revisions to the disclosure in the offering circular and the Token Rights Agreement and the Coin Rights Agreement. As to the adverse effects proviso you have proposed to add to the agreements, please further revise the disclosure in the offering circular to explain the following.

•	The criteria that will be used to determine the presence or absence of adverse effect conditions;

•	Who will determine the presence of such criteria; and

•	How that determination will be communicated to investors.

It is our position that the the respective provided provisions concerning amendments which “adversely affect the rights, obligations or liabilities” of a security holder reflect industry standard language and should not require further clarification. Similar language is found in most underlying company organizational documents where any form of class voting is allowed/required without further clarification. In practice, these provisions are generally enforced after the fact by way of a security holder claim against the Company (and/or its officers, as applicable) in the event an action was taken without the requisite level of consent.

We would expect the same process to apply here with respect to any claims made by Token/Coin holders in connection with a particular amendment(s) to the underlying documents. To provide for any mechanism for determining now what may constitute an adverse condition with respect to an amendment to be made in the future really is not possible and could only serve to open the Company up to further potential liability (e.g. in the case the Company selects criteria now which somehow does not cover all future adverse events). These decisions will be made internally by management on a case-by-case basis in the same manner as any other decision concerning the Company and/or its security holders. There really should be no difference in the way these decisions are made as the Company, and/or its officers (as applicable), will ultimately be liable, based on a breach of contract/corporate duty (as applicable) or other claim, in the event any improper action is judicially found to have been taken.

In addition, please add new risk factor disclosure to the offering circular to explain the risks to investors posed by the limited voting rights associated with the coins and the tokens. In doing so, please address the impact of each of the “silence equals approval” provisions and the “silence equals abstention” provisions. Finally, please add new risk factor disclosure to address the risks associated with the voting provision for Major Loan Actions, as to which we understand you are proposing to use a “silence equals approval” standard.

With respect to the foregoing we have revised Article III, Section 4(F) (“Limited Voting Rights and Control”) of the Offering Circular to read as follows:

A.           Limited Voting Rights and Control:

As stated herein, while the Tokens will represent equity interests of the Company, the rights of the Token holders will be expressly limited to the specific distribution and voting rights discussed herein. Accordingly, except for the limited instances where the consent of the Token holders is required,1 the holders of the Tokens will NOT have any vote (or any other say) on any matter regarding the Company or its Business. As a result, a Token holder will have little to no right to exercise any control over, or otherwise offer input into, the operation of the Company and/or its Business. It should also be specifically noted as follows:

•	In connection with any vote related to a Proposed Token Amendment (i.e. any proposed amendment to the Token Rights Agreement governing the Tokens), to the extent the same does not adversely affects the rights, obligations or liabilities of the Token holders (as a group and without regard to individual effect), to the extent a Token holder disapproves of the subject Proposed Token Amendment they must file notice of such disapproval (i.e. cast their vote) within fifteen (15) days after the date the respective PTA Notice is delivered (or deemed to have been delivered) or they will automatically be deemed to have approved the subject Proposed Token Amendment and they will have no further right to modify such deemed approval or otherwise have any further vote or say with respect to the same. Put another way, any failure of a Token holder to timely and definitively disapprove such a Proposed Token Amendment will actually be considered an approval by such Token holder to the same (i.e silence equals approval).

•	In connection with any vote related to a Major Loan Action (i.e. certain major actions related to one or more specific Loans made by the Company), to the extent a Token holder disapproves of the subject Major Loan Action they must file notice of such disapproval (i.e. cast their vote) within fifteen (15) days after the date the respective MLA Notice is delivered (or deemed to have been delivered) or they will automatically be deemed to have approved the subject Proposed Token Amendment and they will have no further right to modify such deemed approval or otherwise have any further vote or say with respect to the same. Put another way, any failure of a Token holder to timely and definitively disapprove such a Major Loan Action will actually be considered an approval by such Token holder to the same (i.e silence equals approval).

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1 As described in more detail in the “Description of Tokens - Equity Rights/Voting Rights/Information Rights” section beginning on page 118 hereof.

The foregoing provisions further materially limit the right of Token holders to exercise any control over, or otherwise offer input into, the operation of the Company and/or its Business; particularly in the event a particular Token holder is unable, for whatever reason, to be able to timely file notice of their disapproval with respect to any Proposed Token Amendment and/or Major Loan Action.

As also stated herein, the Coins will represent a debt obligation of the Company and thus will NOT entitle the holders thereof to any to any rights as an equity holder of the Company. Further, except for the limited instances where the consent of the Coin holders is required,2 the holders of the Coins will NOT have any vote (or any other say) on any matter regarding the Company or its Business. As a result, a Coin holder will have no right to exercise any control over, or otherwise offer input into, the operation of the Company and/or its Business.

It should also be specifically noted that in connection with any vote related to a Proposed Coin Amendment (i.e. any proposed amendment to the Coin Rights Agreement governing the Coins other than those permitted unilateral amendments discussed herein), to the extent the same does not adversely affects the rights, obligations or liabilities of the Coin holders (as a group and without regard to individual effect), to the extent a Coin holder disapproves of the subject Proposed Coin Amendment they must file notice of such disapproval (i.e. cast their vote) within fifteen (15) days after the date the respective PCA Notice is delivered (or deemed to have been delivered) or they will automatically be deemed to have approved the subject Proposed Coin Amendment and they will have no further right to modify such deemed approval or otherwise have any further vote or say with respect to the same. Put another way, any failure of a Coin holder to timely and definitively disapprove such a Proposed Coin Amendment will actually be considered an approval by such Coin holder to the same (i.e silence equals approval). The foregoing provision further materially limits the right of Coin holders to exercise any control over, or otherwise offer input into, the operation of the Company and/or its Business; particularly in the event a particular Coin holder is unable, for whatever reason, to be able to timely file notice of their disapproval with respect to any Proposed Coin Amendment.

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2 As described in more detail in the “Description of Coins - Equity Rights/Voting Rights/Information Rights” section beginning on page 131 hereof.

Please note, we specifically did not include any reference to the “silence equals abstention” provisions as we do not feel that there is any material risk with the failure of a security holder to formally approve/disapprove a particular action being deemed an abstention. This is essentially what happens with respect to any security holder vote if alternative provisions are not in place (e.g. “silence equals approval”).